FOR IMMEDIATE RELEASE


HYDROGENICS REPORTS FIRST QUARTER 2001 FINANCIAL RESULTS

TORONTO, MAY 24, 2001 - HYDROGENICS CORPORATION (NASDAQ: HYGS AND TSE: HYG), a designer and manufacturer of proton exchange membrane (PEM) fuel cell technology, today announced the highlights of its corporate activity and its unaudited financial results for the quarter ended March 31, 2001.

Hydrogenics recorded net income for the 2001 first quarter of US $2.9 million or US$ .08 per share. This compares to a net loss of $0.1 million or ($0.01) per share for the first quarter of 2000. Excluding the effect of foreign exchange, the first quarter 2001 showed a break-even position or $0.00 earnings per share on a basic and fully diluted basis. Revenues for the quarter were US$ 0.7 million, compared to US$ 1.7 million for the first quarter of 2000.

In the first quarter of 2001 Hydrogenics' focus has been on the development of commercial power products and the forging of strategic alliances. "I am pleased to report that significant progress has been made on a number of our major initiatives, particularly on our next generation of commercial power products," said Pierre Rivard, Hydrogenics' President and CEO. "On the partnership side, we have expended significant effort towards collaborations targeting complementary technologies, product development and opportunities for market penetration of our products. We are making excellent progress and will be announcing the results of these efforts as they are realized over the next few quarters."


               BUSINESS HIGHLIGHTS FOR THE FIRST QUARTER INCLUDE:

       -      Received first systems integration order from a global customer.

       - Expanded geographic markets for FCATS products with first time orders from Japan, Korea and Germany.

       - Expanded FCATS product line with orders for solid oxide and residential test stations.

       - Awarded a US$1.3 million contribution from the Canadian government to assist in the development of a 50kW stationary power generator fuelled by natural gas. This product is targeted at multi-residential and commercial stationary power applications.

                   FUEL CELL TECHNOLOGY ADVANCEMENTS INCLUDE:

       - Developed two GENESYS(TM) power modules for back-up power applications. A GENESYS(TM) power module incorporates Hydrogenics' proprietary technologies, including fuel cell stack, controller, and fuel and water management sub-systems. These alpha units are capable of generating 5kW and 40kW of power, respectively. The Company anticipates that beta units of each power module will incorporate a PEM electrolyzer to generate hydrogen and have a capacity of storing up to 100kWh of energy. Anticipated markets for these products include cellular tower back-up power and commercial back-up power. The Company plans to commence field-testing of these units in the fourth quarter of 2001.

       - Increased power, controllability and durability of the HyPORT(TM) product, a multi-kW portable power generator. This product incorporates a novel subsystem integrating a metal hydride fuel source with Hydrogenics' proprietary stack and controller technology. Anticipated early markets for this product are certain military applications such as battery recharging and military vehicle auxiliary power units.

       - Exceeded 1,000 hours in continued durability testing on 3rd generation fuel cell stack technology.

       - Commenced testing on 5th generation fuel cell stack, featuring enhanced power density and manufacturability. Initial testing indicates a 35% increase in power density over previous stack design.

       - Demonstrated a novel stack sealing/manufacturing technology that was jointly developed with a global leader in the field.

       - Exceeded 1,700 hours in electrolysis mode in the continued testing of 2nd generation regenerative stack module.


                   FINANCIAL RESULTS - DISCUSSION AND ANALYSIS

Revenues decreased to US$0.7 million for the three months ended March 31, 2001 compared to US$1.7 million for the three months ended March 31, 2000. At the end of the first quarter of 2001 the Company had outstanding orders of US$2.0 million on its books. Cost of revenues decreased to US$0.4 million for the period compared to US$1.2 million for the comparative period in the preceding year. The Company realized a gross margin of US$0.2 million, or 33% of revenues, for the three months ended March 31, 2001 compared to US$0.4 million or 25% of revenues for the three months ended March 31, 2000.

Interest income, net of bank charges increased to US$1.0 million for the three months ended March 31, 2001, compared to US$19,000 for the three months ended March 31, 2000. This increase is attributable to the interest earned on the investment of the proceeds of the Company's initial public offering. The Company incurred a foreign exchange gain of US$3.0 million for the three months ended March 31, 2001, as a result of a strengthening U.S dollar against the Canadian dollar during the period.

Net income increased to US$2.9 million for the three months ended March 31, 2001 compared to a net loss of US$152,000 for the three months ended March 31, 2000. Basic earnings per share increased to US$0.08 for the three months ended March 31, compared to a loss per share of (US$0.01) for the three months ended March 31, 2000. As at March 31, 2001, there were options to acquire 3,931,100 of Hydrogenics' common shares issued and outstanding, of which 2,594,817 were exercisable.

Selling, general and administrative (SG&A) expenses increased to US$0.8 million for the three months ended March 31, 2001, compared to US$0.4 million for the three months ended March 31, 2000. The increase in SG&A expenses is attributable primarily to increased wages and salaries relating to expanded sales, marketing and corporate staff, professional fees, corporate travel, insurance and facilities costs.

Research and development expenses, excluding grants, increased to US$0.6 million for the three months ended March 31, 2001, compared to US$0.2 million in the comparative period. The Company expects that research and development expenses will continue to increase significantly throughout the year as the Company focuses on developing commercial applications for its technology.

Capital expenditures increased to US$1.0 million in the quarter from US$0.3 million in the comparative quarter in 2001. Current quarter capital expenditures are related primarily to the expansion of our research and development efforts.

                                     SUMMARY

"Our achievements in the first quarter have set a clear path for Hydrogenics to be a leader in the development and implementation of fuel cell technology," said Pierre Rivard. "To date it has been the revenues generated by our FCATS business, our 'today' business, that has formed the foundation of our systems integration and power product expertise. We see tremendous opportunities to develop this business and we will continue to pursue our FCATS business with vigour."

"We anticipate accelerated revenue growth in the last three quarters of 2001, particularly from the manufacture and sale of our FCATS products as our existing and future customers expand their fuel cell development programs," added Rivard. "We also anticipate that revenues from system integration and, to a lesser extent, full power systems will develop in 2001 and beyond. We will continue to accelerate the development of fuel cell products as we extend the knowledge we have gained from our FCATS business toward the development of the commercial power products of 'tomorrow'."

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CONFERENCE CALL DETAILS

Hydrogenics will conduct a conference call to discuss first quarter results which will be simultaneously Webcast live on Thursday May 24, 2001 at 11:00 a.m. EST / 8:00 a.m. PST. The call will feature Pierre Rivard, President and CEO and Robert Edwards, Vice President, Finance. Investors are invited to listen to the call live via the Hydrogenics corporate Web site, http://www.hydrogenics.com. Please go to the web site at least 15 minutes early to register, download, and install any necessary audio software. A replay of the call will be available on the Hydrogenics corporate site two hours after the completion of the conference call.


ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a fuel cell technology company focused on the commercialization of proton exchange membrane ("PEM") fuel cells for clean power generation. Hydrogenics develops and manufactures fully integrated PEM fuel cell test systems, including related peripheral products and associated diagnostic and control equipment. The knowledge and expertise that Hydrogenics has acquired from the development and manufacture of its fully automated test and control systems is being actively applied to the development of fuel cell power generation products with broad commercial applications. Hydrogenics' strategy is to exploit energy markets across the transportation, stationary and portable spectrum. Hydrogenics' head office is located in Mississauga, Ontario, Canada.

This release contains forward-looking statements within the meaning of the "safe harbour" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. These risks include the following: (1) technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics' business; (2) changes in general economic, financial or business conditions adversely affecting the business or the markets in which Hydrogenics operates, (3) the ability to attract and retain customers and business partners, and (4) dependency on third party suppliers. These factors should be considered carefully and readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' Form 20F filed with the Securities and Exchange Commission on May 22, 2001 for a more complete discussion of factors that could affect Hydrogenics' future performance. Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.


COMPANY CONTACTS:
Hydrogenics, Mississauga, Canada
Mr. Robert Edwards
Vice President Finance
Phone: 905/361/3633
Email: investors@hydrogenics.com


                   FINANCIAL TABLES (TABLES ON FOLLOWING PAGE)

HYDROGENICS CORPORATION
Consolidated Balance Sheets
As at March 31, 2001 and December 31, 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)


                                                     MARCH 31,   DECEMBER 31,
                                                       2001          2000
                                                   (unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents                            74,463         77,436
Accounts receivable and unbilled revenues             1,459          2,582
Grants receivable                                       360             75
Inventories                                           2,373          1,213
Prepaid expenses                                        144            122
                                                     ------         ------
                                                     78,799         81,428

DEPOSITS                                                 64             67

CAPITAL ASSETS                                        2,327          1,497
                                                     ------         ------
                                                     81,190         82,992
                                                     ======         ======

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities              1,657          2,463
Income taxes payable                                     21            169
                                                     ------         ------
                                                      1,678          2,632

LOAN PAYABLE                                            195            100
                                                     ------         ------
                                                      1,873          2,732
                                                     ------         ------

SHAREHOLDERS' EQUITY

Share capital                                        80,746         80,740
Retained earnings (deficit)                           1,070         (1,843)
Currency translation adjustment                      (2,499)         1,363
                                                     ------         ------
                                                     79,317         80,260
                                                     ------         ------
                                                     81,190         82,992
                                                     ======         ======

HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statements of Operations and Retained Earnings (Deficit)
For the three-month periods ended March 31, 2001 and 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                                          2001          2000

REVENUES                                                   656         1,650

COST OF REVENUES                                           442         1,236
                                                         -----          ----
                                                           214           414
                                                         -----          ----

OPERATING EXPENSES
Selling, general and administrative                        818           375
Research and development                                   636           193
Research and development grants                           (328)          (60)
Depreciation of capital assets                              46            10
                                                         -----          ----
                                                         1,172           518
                                                         -----          ----
LOSS FROM OPERATIONS                                      (958)         (104)
                                                         -----          ----
OTHER (INCOME) EXPENSES
Accrued dividends and amortization of discount              --            67
  on preferred shares
Provincial capital tax                                      64            --
Interest                                                  (989)          (19)
Foreign exchange                                        (2,989)           --
                                                         -----          ----
                                                        (3,914)           48
                                                         -----          ----
INCOME (LOSS) BEFORE INCOME TAXES                        2,956          (152)

CURRENT INCOME TAX EXPENSE (RECOVERY)                       43            (5)
                                                         -----          ----
NET INCOME (LOSS) FOR THE PERIOD                         2,913          (147)

RETAINED EARNINGS (DEFICIT) - BEGINNING OF PERIOD       (1,843)         (107)
                                                         -----          ----
RETAINED EARNINGS (DEFICIT) - END OF PERIOD              1,070          (254)
                                                         -----          ----
EARNINGS (LOSS) PER SHARE
Basic                                                     0.08         (0.01)
Fully diluted                                             0.07         (0.01)

HYDROGENICS CORPORATION
(Unaudited)
Consolidated Statement of Cash Flow
For the three-month periods ended March 31, 2001 and 2000
--------------------------------------------------------------------------------
(expressed in thousands of U.S. dollars, except per share amounts)

                                                          2001           2000

CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES
Net income (loss) for the period                          2,913           (147)
Items not affecting cash
     Depreciation of capital assets                         119
     Amortization of discount on preferred shares            --             18
     Foreign exchange                                    (1,895)            20
     Imputed interest on grant payable                        4             --
     Future income taxes                                     --             --
Net change in non-cash working capital                   (1,403)        (1,009)
                                                         ------         ------

                                                           (262)        (1,118)

INVESTING ACTIVITIES
Purchase of capital assets                               (1,048)          (162)

FINANCING ACTIVITIES
Increase in loan payable                                     98             --
Preferred shares issued - net of issuance costs              --          3,623
Common shares issued - net of issuance costs                  6             --
                                                         ------         ------
                                                            104          3,623
                                                         ------         ------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  DURING THE PERIOD                                      (1,206)         2,343

EFFECT OF EXCHANGE RATE ON CASH                          (1,767)            (9)

Cash and cash equivalents - Beginning of period          77,436            453
                                                         ------         ------
Cash and cash equivalents - End of period                74,463          2,787
                                                         ======          =====

SUPPLEMENTAL DISCLOSURE
Interest paid                                                 1             --
Income taxes paid                                           189             --